Exhibit 4.36

Confidential

UNCOMMITTED FACILITY LETTER

To: Primech A & P Pte. Ltd. registered in Singapore with registration number 198801704H (the Borrower)

17 October 2024

1.	The Facilities

The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the Bank) makes available to the Borrower the Facilities set out below, subject to:

(a)	the terms set out in this letter (the Facility Letter);

(b)	the Bank’s Standard Uncommitted Lending Terms version 1.0 dated February 2023 (the Uncommitted Terms);

(c)	the Singapore Country Conditions version 1.0 dated February 2024 (the Country Conditions); and

(d)	the Overdraft Facility Terms version 2.0 dated February 2024 (the Overdraft Terms),

each as amended, supplemented, restated or replaced from time to time in accordance with the provisions of the Uncommitted Terms (as amended by this Facility Letter if applicable), and which shall form a part of and be incorporated into this Facility Letter.

The Borrower acknowledges that prior to signing this Facility Letter, it has received a copy of and/or accessed and read each of the documents referred in paragraphs (b)-(d) above, which can be found at the following website: https://www.business.hsbc.com.sg/en-sg/download-centre, or such other replacement website as notified by the Bank to the Borrower.

Drawings may be made under the following facilities (the Facilities) provided that drawings shall not be requested which would result in a Limit being exceeded at any time unless the Bank agrees otherwise.

Facilities		Limit
Single Currency Overdraft		SGD8,000,000.00

Corporate Credit Card Facility		SGD50,000.00

Trade Finance Facilities
Comprising:

Import Facility	Limit	Tenor (if applicable)
Imports	SGD2,000,000.00	As per below

Buyer Loans	SGD2,000,000.00	As per below

Post-shipment Buyer Loans for payment of outstandings against trust receipt	SGD2,000,000.00	Maximum loan period of 14 days.

Documentary Credit	SGD2,000,000.00	Sight documentary credits only

Guarantee/Stand by Letters of Credit Facility	Limit	Tenor (if applicable)
Guarantee	SGD3,368,000.00	Maximum validity period of 36 months (inclusive of claim period, if any), save for the validity period for PEBOCB646527 which shall be 55 months (inclusive of claim period, if any)

The Authorised Accounts for the purposes of the Overdraft Facility are as follows:

Account name	Account number	Sort code (if applicable)	Currency of Account
Primech A & P Pte. Ltd.	052-418332-001	NA	SGD

2.	Conditions Precedent

Without affecting the Bank’s right at any time to withdraw the Facilities and/or demand repayment of all sums owing to it (including the right to call for cash cover), the Facilities will not become available until the pre-drawdown conditions listed in Schedule 1 have been complied with to the satisfaction of the Bank.

3.	Interest

Interest Period means in respect of the Trade Finance Facilities, the period by reference to which interest is calculated and in respect of the Overdraft Facility, unless otherwise specified in the relevant Appendix, a period by reference to which interest is calculated being the period from the Bank’s customary charging date to the next customary charging date or in the case of the first interest period from the date of the Overdraft Facility to the next customary charging date and in the case of the last interest period from the last customary charging date to the date on which the Overdraft Facility is terminated.

Reference Rate means in respect of each Facility, the reference rate set out against that Facility in the table below:

Facility	Currency	Reference Rate
Overdraft Facility	SGD	The Bank’s prevailing Prime Lending Rate, as published from time to time
Trade Finance Facilities	SGD	The Bank’s Cost of Funds, as conclusively determined by the Bank from time to time
	USD	Term SOFR Reference Rate as defined in the Appendix: Details of Benchmark Rates to this Facility Letter

If any such rate is less than zero, the applicable Reference Rate shall be deemed to be zero.

In respect of an amount on which interest is to be calculated in any other currency, Reference Rate means such reference rate as determined by the Bank at its discretion, and, if any such rate is less than zero, the Reference Rate shall be deemed to be zero. The Borrower’s continued utilisation of the Facilities shall be deemed to be acceptance of such reference rate.

The Borrower can find out the current Reference Rate for a currency at any time by contacting their Relationship Manager at the Bank.

4.	Security and guarantees

All the Borrower’s obligations to the Bank will be secured by all existing Security and/or guarantees (if any) and any future Security and/or guarantees held by the Bank, including the following:

●	an existing charge over all term deposit accounts dated 23 March 2023 from the Borrower

●	an existing charge over specified term deposit account(s) dated 22 August 2019 from the Borrower

●	an existing corporate guarantee for an unlimited amount dated 31 March 2021 from Sapphire Universe Holdings Limited

●	a new corporate guarantee for an unlimited amount from Primech Holdings Ltd.

●	an existing joint and several personal guarantee for an unlimited amount dated 24 August 2018 from Sng Yew Jin, Ho Kin Wai and Kwek Jin Ngee, Vernon

●	an existing all monies debenture over all present and future assets dated 31 October 2018 from the Borrower

●	a new application of margin payments letter from the Borrower

(the Transaction Security). Any person providing Transaction Security is a Security Provider, and any Security Provider that is not the Borrower is a Third Party Security Provider.

The Transaction Security is required as a secondary source of repayment in the event that the Borrower fails to repay the Facilities as set out in this Facility Letter.

Any applicable perfection requirements in relation to the Transaction Security (including but not limited to registration of the relevant Transaction Security with the Accounting and Corporate Regulatory Authority or such other authority (as necessary)) shall be required to be completed within the time allowed by law. The Borrower agrees to pay all fees related to such applicable perfection requirements.

Subject to the Bank’s right to retain any Transaction Security for such period as the Bank considers appropriate (in its sole discretion), the Bank shall at the request and cost of the Borrower or the relevant guarantor and/or security provider release, reassign or discharge (as appropriate) such Transaction Security if the Bank is satisfied that all liabilities owed by the Borrower so guaranteed or secured have been irrevocably paid in full.

Upon compliance with all the conditions in Schedule 1, the Bank agrees to release and/or discharge the following security documents:

●	existing corporate guarantee for an unlimited amount dated 31 March 2021 from Sapphire Universe Holdings Limited (the SUHL Guarantee)

The SUHL Guarantee provided by Sapphire Universe Holdings Limited shall be released and discharged on condition that no security or payment of the guaranteed moneys to the Bank is or will be avoided (whether under any statutory provision relating to insolvency or otherwise. If any security or payment is avoided, the Bank is entitled to recover from the guarantor the value or amount of that security or payment as if there had been no release or discharge of this guarantee.

Unless the Bank otherwise agrees, the above-mentioned security documents shall be retained by the Bank for record purposes.

All costs, expenses and fees incurred by or charged by the Bank in connection with the release and/or discharge of the Guarantee shall be borne by the Borrower, and the Borrower shall on demand pay to and indemnify the Bank for such costs, expenses and fees.

5.	Base Currency, Base Currency Equivalents and compliance with Relevant Limits

(a)	The base currency (the Base Currency) to be used for calculating compliance of utilisation of a Facility with any Relevant Limit shall be the currency in which such Relevant Limit is expressed.

(b)	The following limits must be adhered to:

Aggregate amount of drawings	Limit not to be exceeded
Under the Post-shipment Buyer Loans Limit	Buyer Loans Limit
Under the Buyer Loans Limit and Documentary Credit Limit	Imports Limit

(c)	The amount drawn for the purposes of a Limit will be:

(i)	in respect of the Guarantee/Standby Letters of Credit Facility and Documentary Credit Facility, the total amount that may become payable (or is payable but has not yet been paid) by the Bank under any guarantee or documentary letter of credit issued by the Bank; and

(ii)	in respect of the Buyer Loans Facility, the total amount of any outstanding buyer loan made by the Bank.

(d)	For the purposes of this Clause 5, Relevant Limit means each:

(i)	Limit.

6.	Fees

A non-refundable arrangement fee of SGD10,000.00 will be payable by the Borrower on acceptance of this Facility Letter.

Interest and fees applicable to the Trade Finance Facilities, are set out in full in Schedule 2.

7.	Uncommitted Terms and Overdraft Terms

For the purposes of the Uncommitted Terms and Overdraft Terms, the following terms have the following meanings:

Term	Meaning
Default Rate (Clause 7 of Uncommitted Terms)	As set out in the Bank’s standard tariff

Overdraft Margin (Overdraft Terms)	SGD - 0.50% per annum

8.	Additional Terms

The Borrower provide the following undertakings, such undertakings to be applicable and remain in force until the Facilities have been repaid in full:

Total Gearing Ratio

Maximum gearing of the Borrower shall not at any time be greater than 2.20.

Gearing ratio means the ratio of total bank debts to tangible net worth. Tangible net worth is defined as paid-up capital plus revenue reserves excluding intangibles.

Change of shareholding	The Borrower shall procure that none of its shareholders change their ownership in the Borrower without the prior written consent of the Bank.

Audited Financials	The Borrower shall furnish the Bank with its annual audited financial statements promptly and in any event no later than 6 months from the end of each financial year.

Negative pledge	The Borrower shall not and shall procure that none of its subsidiaries shall:-

(i) create or attempt to create or permit to subsist any mortgage, debenture, charge, pledge, lien or other encumbrance upon, or permit any lien or other encumbrance (save a lien, arising by operation of law in the ordinary course of trading) to arise on or affect the whole or any part of its undertaking, property, assets and rights other than pledges created over goods and/or services acquired pursuant to documentary credits opened in the ordinary course of trading for the purpose of financing the acquisition or provision of goods and services; or

(ii) grant, issue or extend any guarantee or indemnity or enter into any other form of contractual undertaking or arrangement of similar effect in respect of any indebtedness or obligations, actual or contingent, of any other person whatsoever except in the usual and ordinary course of trading as now conducted by it and its subsidiaries and for the purpose of the carrying on by it of its business.

The above clause shall not be deemed breached by reason only of the existence of any mortgage, debenture, charge, pledge, lien or other encumbrance or guarantee or indemnity which has been created or which subsists or has arisen prior to 20 July 2018 or which the Bank has consented to from time to time, provided that any further or additional encumbrance over or affecting the relevant asset, or increase in the amount secured by or other variation of the relevant encumbrance or guarantee or indemnity of similar effect, shall constitute such a breach.

Constitutional Documents	The Borrower shall not without the prior written consent of the Bank substantially alter the nature of its business, and/or amend or alter any of the provisions in its constitutional documents relating to its borrowing powers and principal business activities.

Pari Passu	The Borrower’s obligations under the Facilities shall at all times rank at least equally and rateably in all respects with its obligations owing to other financial institutions in terms of security and support.

Management Accounts	The Borrower shall furnish the Bank with its half-yearly management accounts promptly and in any event no later than 60 days from the end of each term.

Adjusted Tangible Net Worth	The Borrower shall at all times maintain a minimum adjusted tangible net worth of SGD10,000,000.00 (Adjusted tangible net worth is defined as paid-up capital plus revenue reserves, loans owing by the Borrower to its group company and related companies, amounts due to its directors and/or shareholders, excluding intangibles, loans and/or investments by the Borrower in its group company and related companies, amounts due from its directors and/or shareholders).

Insurance	The Borrower shall at all times maintain an all-risks insurance policy with such underwriter / insurer acceptable to the Bank, on its assets for such amount required by the Bank and endorsed with the Bank’s interest as loss payee. The Borrower shall procure that the underwriter / insurer undertakes not to terminate / cancel the relevant policy without prior notice in writing to the Bank.

Term Deposit Placement	The Borrower shall ensure that term deposits of not less than SGD2,216,888 .00 be maintained by the Borrower with the Bank at all times.

Margin Payment Placement	The Borrower shall ensure that margin payments of not less than the aggregate value of the documentary credit issued and outstanding be maintained by the Borrower with the Bank at all times. To this end, where required by the Bank, the Borrower shall place margin payments of not less than the face value of each documentary credit to be issued prior to or at the time of issuance of such documentary credit.

All margin payments placed with the Bank shall be subject to an application of margin payments letter duly executed or to be executed by the Borrower.

Additional terms applicable to the Trade Finance Facilities are set out in Schedule 2.

9.	Miscellaneous

This Clause 9 is subject to any overriding provisions in the Country Conditions (if applicable).

(a)	This letter may be (i) executed by way of an electronic signature and/or (ii) exchanged electronically only, with no further exchange of hard copy originals. Such signature and/or electronically exchanged document shall have the same legal effect, validity, enforceability and admissibility as if signed by hand, and executed and delivered in hard copy original form.

(b)	Unless expressly provided to the contrary in this Facility Letter or any Transaction Security, a person who is not a Party has no right to enforce or to enjoy the benefit of any term of this Facility Letter. Notwithstanding any term of this Facility Letter or any Transaction Security, the consent of any person who is not a Party is not required to rescind or vary this Facility Letter at any time.

(c)	The Bank shall have the unrestricted discretion to cancel or suspend, or determine whether or not to permit drawings in relation to the Facilities. The Facilities are subject to the Bank’s review at any time, and the Bank’s overriding right of repayment on demand including the right to call for cash cover on demand for prospective and contingent liabilities.

(d)	The Bank and the Borrower may enter into an agreement to supplement or amend any term relating to the Appendix: Details of Benchmark Rates (the Rate Supplement). A Rate Supplement shall be effective and binding on all parties if signed by the Borrower and the Bank.

10.	Renewal

This Facility Letter replaces the previous facility letter dated 26 July 2022 (as amended and/or supplemented from time to time, the Previous Facility Letter) issued by the Bank and from the date of acceptance of this Facility Letter, the Previous Facility Letter will be withdrawn and all existing liabilities in respect of the Facilities will be governed by the terms and conditions in this Facility Letter.

11.	Governing Law and Jurisdiction

(a)	This Facility Letter shall be governed by the laws of Singapore.

(b)	The courts of Singapore (the Relevant Courts) have exclusive jurisdiction to settle any dispute arising out of or in connection with this Facility Letter (including a dispute relating to the existence, validity or termination of this Facility Letter) or any non-contractual obligation arising out of or in connection with this Facility Letter (a Dispute).

(c)	The parties agree that the Relevant Courts are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(d)	Clauses (b) and (c) are for the benefit of the Bank only. As a result, the Bank shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Bank may take concurrent proceedings in any number of jurisdictions.

If you agree to the terms of this Facility Letter, please arrange for execution of this Facility Letter, and return the duly executed document to us no later than 21 days from the date of issuance of this Facility Letter by the Bank. Otherwise, the offer contained in this Facility Letter shall be deemed to have lapsed and expired.

Yours faithfully

/s/ Lionel Wee	/s/ Nellie Chua
Lionel Wee	Nellie Chua
Vice President	Senior Vice President and Team Manager
Commercial Banking	Commercial Banking
lionel.wee.fx@hsbc.com.sg	nellie.chua@hsbc.com.sg

For and on behalf of The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch

We, the Borrower accept the terms and conditions contained in this Facility Letter dated 17 October 2024.

SIGNED

The Borrower

Primech A & P Pte. Ltd.

/s/ Ho Kin Wai		/s/ Sng Yew Jin
Name(s):	Ho Kin Wai	Sng Yew Jin
Title:	Director	Director

Address: 23 Ubi Crescent Singapore 408579

Fax:	-
E-mail:	ken_ho@primech.com.sg	syj@primech.com.sg

Date of Acceptance: 30 October 2024

SECURITY PROVIDER’S CONFIRMATION

I, Sng Yew Jin confirm that I consent to the provisions of this Facility Letter and confirm that I am and will be bound by the terms of the relevant security document(s) executed or to be executed by me in favour of the Bank, and that my obligations under the said security document(s) are and will remain in full force and effect.

SIGNED

/s/ Sng Yew Jin
Sng Yew Jin
Date: 30 October 2024

SECURITY PROVIDER’S CONFIRMATION

I, Ho Kin Wai confirm that I consent to the provisions of this Facility Letter and confirm that I am and will be bound by the terms of the relevant security document(s) executed or to be executed by me in favour of the Bank, and that my obligations under the said security document(s) are and will remain in full force and effect.

SIGNED

/s/ Ho Kin Wai
Ho Kin Wai
Date: 30 October 2024

SECURITY PROVIDER’S CONFIRMATION

I, Kwek Jin Ngee, Vernon confirm that I consent to the provisions of this Facility Letter and confirm that I am and will be bound by the terms of the relevant security document(s) executed or to be executed by me in favour of the Bank, and that my obligations under the said security document(s) are and will remain in full force and effect.

SIGNED

/s/ Kwek Jin Ngee, Vernon
Kwek Jin Ngee, Vernon
Date: 30 October 2024

SECURITY PROVIDER’S CONFIRMATION

We, Primech Holdings Ltd. confirm that we consent to the provisions of this Facility Letter and confirm that we are and will be bound by the terms of the relevant security document(s) executed or to be executed by us in favour of the Bank, and that our obligations under the said security document(s) are and will remain in full force and effect.

SIGNED

/s/ Ho Kin Wai		/s/ Sng Yew Jin
Primech Holdings Ltd.
By:
Name(s):	Ho Kin Wai	Sng Yew Jin
Title:	Director	Director
Date:	30 October 2024

SCHEDULE 1 - CONDITIONS PRECEDENT

(a)	A copy of the Facility Letter duly executed on behalf of the Borrower and the Third Party Security Provider(s).

(b)	Certified copy of the board resolutions of the Borrower approving the Facility Letter, the Transaction Security required from the Borrower, and any other documents required by the Bank in connection therewith.

(c)	Certified copy of the board resolutions of each corporate Third Party Security Provider approving the relevant Transaction Security required from it and any other documents required by the Bank in connection therewith.

(d)	Certified copy of the constitutional documents of the Borrower.

(e)	Certified copy of the constitutional documents of each corporate Third Party Security Provider.

(f)	Transaction Security and all other documents for purposes of perfecting the Transaction Security, duly executed by each Security Provider.

(g)	Payment of fee(s) as specified in the Facility Letter.

(h)	Any other documents or information as required by the Bank.

SCHEDULE 2- TRADE FINANCE FACILITIES INTEREST, FEES, CHARGES AND ADDITIONAL TERMS

Interest and Fees

Facility	Interest and Fees

Post-shipment Buyer Loans for payment of outstandings against trust receipt	SGD - 2.30% per annum over the Reference Rate for the currency applicable to the relevant loan.
USD - 2.30% per annum over the Reference Rate for the currency applicable to the relevant loan.

Documentary Credit	The Bank’s standard tariff commission rate.

Guarantee	1% per annum on the face value of the guarantee issued and/or to be issued, for the number of months or part thereof, calculated from the issuance or effective date (whichever is earlier) to the expiry date or the end of the claim period (whichever is later) of such guarantee, subject to a minimum of SGD150.00.

Where the Bank agrees to allow utilisation of any Trade Finance Facilities in a currency where the applicable interest for that currency is not set out in the Facility Letter, the applicable interest for such utilisation shall be determined by the Bank at its discretion, and the Borrower’s continued utilisation of that Trade Finance Facilities shall be deemed to be acceptance of such applicable interest. In determining the applicable interest, the Bank will to the extent possible quote pricing based on publicly available reference rates, but it should be noted that publicly available reference rates may not be available in every instance.

Interest and fees set out above exclude any charges by any correspondent bank, and the Borrower agree to reimburse the Bank for any charges levied by any correspondent bank.

Interest and fees applicable to the Trade Finance Facilities that are not set out above shall be at the Bank’s prevailing standard tariff.

Additional Terms

GUARANTEE

1	Utilisation

The Bank will issue each guarantee subject to the Bank’s prior approval of the terms of the relevant guarantee.

IMPORTS

Documentary Credit

1.1	Drawings may be made for the opening of documentary credits to finance the purchase of such goods acceptable to the Bank subject to the Bank’s prior approval of the terms of the relevant documentary credit.

Post-shipment Buyer Loans for payment of outstandings against trust receipt

1.1	Advances may be made to enable the Borrower to pay import documentary credit, with the associated title documents released to the Borrower against trust receipt(s) signed by the Borrower.

1.2	Subject to the Bank’s right at any time to demand immediate repayment of all sums owing by the Borrower, advances may be made available in respect of sight documentary credits, for a period not exceeding 14 days from the date the Bank settles the related import bill for sight documentary credit.

1.3	This Facility is offered on the strict understanding that book debts arising from the subsequent sale of goods relating to them do not form part of any factoring agreement without the Bank’s prior written consent.

Repayment & Settlement

All amounts received in connection with hire purchase loan(s) granted to the Borrower by Maybank Singapore Limited shall be applied towards repayment and/or settlement of any amounts outstanding under the Trade Finance Facilities for corresponding import transactions on the respective due dates and the residual, if any, shall be paid into the Borrower’s current account maintained with the Bank.

Insurance

The Borrower agrees to ensure or procure that insurance cover will be or will have been effected over all goods subject to finance in connection with the Trade Finance Facilities. By accepting the Trade Finance Facilities, the Borrower confirms that the appropriate insurance cover has been or will be taken out in respect of all such goods and that declarations under the policies are made for the respective shipments. The Borrower will, upon request, produce to the Bank the relevant policy of insurance.

APPENDIX: DETAILS OF BENCHMARK RATES

Benchmark	Applicable Currency	Relevant definitions
Term SOFR Reference Rate	USD	“Banking Day” means a day other than:

(a)	a Saturday or Sunday in the State of New York; and

(b)	a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for the purposes of trading in US Government securities.

“Benchmark Replacement” means the sum of: (a) the alternate benchmark rate (which may be a simple or compounded risk free rate or, as appropriate, a central bank rate, fixed rate, a term rate or such other rate calculated by the Bank) that has been selected by the Bank giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by a relevant Governmental body (or committee convened by such body) or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement for the applicable Screen Rate (SOFR) and (b) the Benchmark Replacement Adjustment; provided that, if the Benchmark Replacement as so determined would be less than zero, the Benchmark Replacement will be deemed to be zero for the purposes of the Facility Letter.

“Benchmark Replacement Adjustment” means, with respect to the alternate benchmark rate for each applicable interest period, the spread adjustment, or method for determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Bank for the purpose of adjusting the alternate benchmark rate to make it comparable to the applicable Screen Rate (SOFR) giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for determining such spread adjustment, for the replacement of the applicable Screen Rate (SOFR) with the alternate benchmark rate by a relevant Governmental body (or committee convened by such body) or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, for the replacement of the existing interest rate benchmark with the alternate benchmark rate.

“Benchmark Replacement Effective Date” means:

(a)	the Business Day and time notified by the Bank to the Borrower pursuant to paragraph (a) of Changes to Reference Rate as the date and time at which the amendments to be effected pursuant to Changes to Reference Rate become effective and, if there is more than one advance or utilisation, the Bank may specify Benchmark Replacement Effective Dates for each advance or utilisation; or

(b)	the Business Day and time determined pursuant to paragraph (b) of Changes to Reference Rate, as the date and time at which the amendments to be effected pursuant to Changes to Reference Rate become effective and, if there is more than one advance or utilisation, the date determined for each such advance or utilisation, provided that to the extent that the Benchmark Replacement Effective Date falls before the last day of an interest period for an advance or utilisation, (i) the applicable Screen Rate (SOFR) used for the calculation of interest for that advance or utilisation for that interest period shall continue to be the then current Screen Rate (SOFR) for that advance or utilisation for that interest period; and (ii) the Benchmark Replacement Effective Date for that advance or utilisation shall be deemed to occur at the end of that interest period.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to a Screen Rate (SOFR) for any Quoted Tenor:

(a)	information is published that reasonably confirms the administrator of a Screen Rate (SOFR) is insolvent and, continue to provide that Screen Rate (SOFR);

(b)	the administrator of a Screen Rate (SOFR) publicly announces that it has ceased or will cease, to provide that Screen Rate (SOFR) for any Quoted Tenor permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Screen Rate (SOFR) for that Quoted Tenor;

(c)	the supervisor of the administrator of a Screen Rate (SOFR) publicly announces that Screen Rate (SOFR) for any Quoted Tenor has been or will be permanently or indefinitely discontinued;

(d)	the administrator of a Screen Rate (SOFR) or its supervisor publicly announces that Screen Rate (SOFR) for any Quoted Tenor may no longer be used; or

(e)	the supervisor of a Screen Rate (SOFR) publicly announces or publishes information stating that Screen Rate (SOFR) for any Quoted Tenor is no longer or will no longer be representative of the underlying market and the economic reality that it is intended to measure and that such representativeness will not be restored (as determined by such supervisor), and with awareness that any such announcement or publication will engage certain triggers for fallback provisions in contracts which may be activated by any such precessation announcement or publication.

“Central Bank Rate” means:

(a)	the short-term interest rate target set by the US Federal Open Market Committee as published by the Federal Reserve Bank of New York; or

(b)	if that target is not a single figure the arithmetic mean of:

(i)	the upper bound of the short-term interest rate target range set by the US Federal Open Market Committee and published by the Federal Reserve Bank of New York; and

(ii)	the lower bound of that target range.

“Central Bank Rate Adjustment” means the mean of the spreads (expressed as a percentage rate per annum) over the five most immediately preceding Banking Days for which the Term SOFR Screen Rate has been published of:

(a)	the Term SOFR Screen Rate for that Banking Day; and

(b)	the Central Bank Rate prevailing at close of business on that Banking Day,

in each case as calculated by the Bank excluding the highest spread (and, if there is more than one highest spread, only one of those highest spreads) and lowest spread (or, if there is more than one lowest spread, only one of those lowest spreads).

“Changes to Reference Rate” means the process as described in paragraphs (a) to (f) below:

(a)	on or after the occurrence of a Benchmark Transition Event, the Bank may amend this Facility Letter to replace a relevant Screen Rate (SOFR) with a Benchmark Replacement. Any such amendment will become effective on the Benchmark Replacement Effective Date without any further action or consent of the Borrower, provided that the Bank has not received written notice of objection to such amendment from the Borrower by 5:00 p.m. (Singapore time) on the 30th Business Day after the Bank has provided such amendment to the Borrower.

(b)	If the Bank receives written notice of objection in accordance with paragraph (a), the Borrower and the Bank shall promptly enter into negotiations in good faith with a view to agreeing the amendments to this Facility Letter to replace a relevant Screen Rate (SOFR) with a Benchmark Replacement as soon as reasonably practicable after the Bank has received written notice of objection and in any event within 30 Business Days from the start of such negotiations. Any such amendments will become effective on such date as agreed between the Bank and the Borrower as the Benchmark Replacement Effective Date.

(c)	In connection with the implementation of a Benchmark Replacement, the Bank will have the right to make any consequential changes that the Bank determines are appropriate to reflect the adoption, implementation and administration of such Benchmark Replacement from time to time and any changes to include fallbacks in the event the Benchmark Replacement is not available. Any amendments implementing such changes will become effective after the Bank has provided such amendment to the Borrower without the need for any further action or consent of the Borrower.

(d)	The Bank will notify the Borrower if it proposes to exercise its rights under paragraph (a). Any determination, decision or election that may be made by the Bank pursuant to Changes to Reference Rate will be conclusive and binding absent manifest error and may be made in the Bank’s sole discretion.

(e)	The Borrower shall, at the request of the Bank, take such action as is available to it for the purpose of authorising or giving effect to the amendments effected or to be effected pursuant to Changes to Reference Rate and, if any security or guarantee has been granted in respect of this Facility Letter, to ensure the perfection, protection or maintenance of any such security or guarantee.

(f)	The terms of Changes to Reference Rate shall apply notwithstanding any other provision of this Facility Letter and that the Facility(ies) is/are repayable on demand.

“Interpolated Screen Rate” means, in relation to any interest period, the rate which results from interpolating on a linear basis between:

(a)	the applicable Term SOFR Screen Rate for the longest period (for which that Term SOFR Screen Rate is available) which is less than the relevant interest period (or, if the relevant interest period is less than one month, the SOFR Screen Rate published on the day selected by the Bank for the purposes of the calculation); and

(b)	the applicable Term SOFR Screen Rate for the shortest period (for which that Term SOFR Screen Rate is available) which exceeds the relevant interest period.

“Quoted Tenor” means, in relation to the Term SOFR Screen Rate, any period for which that rate is customarily displayed on the relevant page or screen of an information services and, in relation to the SOFR Screen Rate, an overnight period.

“Screen Rate (SOFR)” means the Term SOFR Screen Rate or the SOFR Screen Rate.

“SOFR Screen Rate” means secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of that rate) published by the Federal Reserve Bank of New York (or any other person which takes over publication of that rate).

“Term SOFR Screen Rate” means the Term SOFR (secured overnight financing rate) reference rate published by the CME Group Benchmark Administration Limited for a period comparable to the applicable interest period of the utilization on that day that is two Banking Days prior to the first day of the interest period (unless market practice differs in the relevant loan market in which case the relevant day will be determined by the Bank in accordance with market practice in that market); provided that if CME Group Benchmark Administration Limited ceases to publish such reference rate, the Bank may specify another source which publishes the Term SOFR reference rate.

“Term SOFR Reference Rate” means, in relation to any advance or utilisation:

(a)	prior to the occurrence of the Benchmark Replacement Effective Date

(i)	the Term SOFR Screen Rate for a period equal in length to the interest period of that advance or utilization, provided that in the case of Trade Finance Facility(ies), if there is no Term SOFR Screen Rate equal in length to the interest period of that advance or utilisation, the applicable Term SOFR Screen Rate for that advance or utilisation shall be the Term SOFR Screen Rate for the next longest published tenor, and for the purposes of paragraphs (ii), (iii) and (iv) below, the period equal in length to the interest period of that advance or utilisation shall be deemed to be such next longest published tenor;

(ii)	if paragraph (i) applies but no Term SOFR Screen Rate is available for the relevant interest period, the applicable Term SOFR Reference Rate shall be the Interpolated Screen Rate for a period equal in length to the interest period of that advance or utilisation;

(iii)	if paragraph (ii) applies but it is not possible to calculate the Interpolated Screen Rate for the relevant interest period, the most recently available Term SOFR Screen Rate for a period equal in length to the interest period of that advance or utilisation shall be used, provided that such rate is as of a day which is no more than 3 Banking Days prior to the date when such rate is fixed;

(iv)	if paragraph (iii) applies but no recently available Term SOFR Screen Rate is available for the relevant interest period, the most recently available Interpolated Screen Rate for a period equal in length to the interest period of that advance or utilisation shall be used, provided that such rate is as of a day which is no more than 3 Banking Days prior to the date when such rate is fixed;

(v)	if paragraph (iv) applies but no recently available Interpolated Screen Rate is available for the relevant interest period, the applicable Term SOFR Reference Rate shall be the percentage rate per annum which is the aggregate of:

(A)	the Central Bank Rate at close of business on the first day of that interest period; and

(B)	the applicable Central Bank Rate Adjustment,

provided that if the applicable rate in (i) to (v) is less than zero, that rate will be deemed to be zero, and

(b)	on or after the occurrence of the Benchmark Replacement Effective Date the rate determined in accordance with Changes to Reference Rate, provided that if any such rate is less than zero, the Term SOFR Reference Rate will be deemed to be zero.

CERTIFIED EXTRACT OF THE RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS OF PRIMECH HOLDINGS LTD. (THE “COMPANY”) DATED 30 OCTOBER 2024

Each Director confirms that –

(a)	he has disclosed all his interests in the transaction, if any; and

(b)	he has carefully considered the terms of the Facility Letter and Security Document(s) referred to below.

IT WAS NOTED THAT:

The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “Bank”) has offered to provide banking facilities to Primech A & P Pte. Ltd. (the “Borrower”) on the terms and conditions set out in the facility letter dated 17 October 2024 (the “Facility Letter”) tabled at the meeting.

It was a term of the Facility Letter that as security for all moneys owing by the Borrower to the Bank from time to time, the Company will execute certain security documents referred to in the Facility Letter (the “Security Document(s)”), on the terms of the draft(s) produced at the meeting.

IT WAS RESOLVED as follows: -

1.	THAT the Company executes the Security Document(s), which terms and conditions be and are hereby approved.

2.	THAT the execution of the Security Document(s) is conducive to the attainment of the Company’s objects, and is in the interest of and for the benefit of the Company.

3.	THAT each Security Document and any other document relating to the above transaction required to be executed as a deed be executed and delivered as a deed in such manner as may be required or permitted by applicable law.

4.	THAT each director of the Company be and is hereby authorised to sign, execute and deliver the Security Documents and such other documents, notices or statements required from the Company by the Bank from time to time, and to communicate or deal with the Bank on the Company’s behalf generally.

WE HEREBY CERTIFY that the above is a true copy of the resolutions passed by the Board of Directors of the Company in accordance with the constitutional documents of the Company.

/s/ Ho Kin Wai		/s/ Sng Yew Jin
Director		~~Secretary~~ Director
Name:	Ho Kin Wai	Sng Yew Jin
Date:	30 October 2024